Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-256623

FINAL TERMS AND CONDITIONS AS OF JANUARY 10, 2023 OF
ECOPETROL S.A.

U.S.$2,000,000,000 8.875% NOTES DUE 2033

ISSUER:	Ecopetrol S.A.
SECURITY:	8.875% Notes due 2033 (the “Notes”)
RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).
PRINCIPAL AMOUNT:	U.S.$2,000,000,000
MATURITY:	January 13, 2033
ISSUE PRICE:	99.187% (plus accrued interest, if any, from January 13, 2023)
INTEREST PAYMENT DATES:	January 13 and July 13, commencing on July 13, 2023.
COUPON RATE:	8.875%
YIELD TO MATURITY:	9.000%
BENCHMARK TREASURY:	UST 4.125% due November 15, 2032
BENCHMARK TREASURY SPOT AND YIELD:	104-06; 3.615%
SPREAD TO BENCHMARK TREASURY:	538.5 bps
PRICING DATE:	January 10, 2023
EXPECTED SETTLEMENT DATE:	January 13, 2023 (T+3)
NET PROCEEDS BEFORE EXPENSES:	U.S.$ 1,980,740,000
CUSIP/ISIN:	CUSIP: 279158 AS8 ISIN: US279158AS81

CLEARING:	DTC / Euroclear / Clearstream
JOINT BOOK-RUNNING MANAGERS:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Santander Investment Securities Inc. Scotia Capital (USA) Inc.
MINIMUM DENOMINATION:	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof
GOVERNING LAW:	New York
FORMAT:	SEC Registered
DAY COUNT:	30/360
OPTIONAL REDEMPTION PROVISIONS:

Prior to October 13, 2032, at any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 50 basis points.

On or after October 13, 2032, at any time or from time to time, in whole or in part, at the Issuer’s option at par.

WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes, in whole but not in part, at par.
EXPECTED RATINGS[1]:	Baa3 / BB+ / BB+ (Moody’s / S&P / Fitch)
LISTING AND TRADING:	New York Stock Exchange

1A rating of securities is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or writing Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or collect at 1-212-225-5559 or Santander Investment Securities Inc. toll-free at 1-855-403-3636.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle on January 13, 2023, to specify alternative settlement arrangements to prevent a failed settlement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.